FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aleafia Health Inc. (the “Company”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario, L4K 2M9

Item 2.	Date of Material Change

November 22, 2018

Item 3.	News Release

The press release disclosing the material change was released on November 23, 2018 respectively, through the facilities of Globe Newswire.

Item 4.	Summary of Material Change

On November 22, 2018, the Company closed its joint venture and financing transactions SPE Financial Inc. (“SPE” or “Serruya”).

The closing formalizes the Company’s acquisition (through a wholly-owned subsidiary, Aleafia Brands Inc. (“Aleafia Brands”)) of a 51% interest in Flying High Brands Inc., a domestic and international cannabis brands joint-venture (“Flying High”) and the Company’s acquisition (through a wholly-owned subsidiary, Aleafia Retail Inc. (“Aleafia Retail”)) of a 9.9% interest in One Plant (Retail) Corp. a Canada-wide cannabis retail joint venture (“One Plant”).

The closing also marks the completion of Serruya’s $10 million (CAD) strategic investment into the Company (by way of the purchase of 5 million common shares at $2.00 per common share pursuant to a non-brokered private placement) and the completion of the Company’s $1 million (CAD) investment in Flying High and $4 million (CAD) investment in One Plant. Aleafia purchased its 51% interest in Flying High by the issuance of 6 million common shares to Serruya.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On November 22, 2018, the Company closed its joint venture and financing transactions SPE Financial Inc. (“SPE” or “Serruya”).

The closing formalizes the Company’s acquisition (through a wholly-owned subsidiary, Aleafia Brands Inc. (“Aleafia Brands”)) of a 51% interest in Flying High Brands Inc., a domestic and international cannabis brands joint-venture (“Flying High”) and the Company’s acquisition (through a wholly-owned subsidiary, Aleafia Retail Inc. (“Aleafia Retail”)) of a 9.9% interest in One Plant (Retail) Corp. a Canada-wide cannabis retail joint venture (“One Plant”).

The closing also marks the completion of Serruya’s $10 million (CAD) strategic investment into the Company (by way of the purchase of 5 million common shares at $2.00 per common share pursuant to a non-brokered private placement) and the completion of the Company’s $1 million (CAD) investment in Flying High and $4 million (CAD) investment in One Plant. Aleafia purchased its 51% interest in Flying High by the issuance of 6 million common shares to Serruya.

To effect the transactions, the following material contracts were entered into:

1. A Master Joint Venture Agreement dated November 22, 2018 between the Company, Aleafia Brands and SPE in respect of Flying High.

2. A Unanimous Shareholder Agreement dated November 22, 2018 between Aleafia Brands and SPE in respect of Flying High that sets out the rights and obligations of the shareholders of Flying High.

3. A License Agreement dated November 22, 2018 between International Franchise Inc., an affiliate of SPE (the “Licensor”), and Flying High pursuant to which the Licensor agreed to license the following brands and related intellectual property to Flying High: PURPL FLOWR, MMXVIII, KIEF, MARY JANE BLUNT, SMOK, ROK, ONE PLANT, MARY-JUANA.

4. A Master Joint Venture Agreement dated November 22, 2018 between the Company, Aleafia Retail and SPE in respect of One Plant.

5. A Unanimous Shareholder Agreement dated November 22, 2018 between Aleafia Retail and SPE in respect of One Plant that sets out the rights and obligations of the shareholders of One Plant.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 – Continuous Disclosure Obligations

Not Applicable

Item 7.	Item 7 - Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

Benjamin Ferdinand
Chief Financial Officer
416-860-5665

Item 9.	Date of Report

November 28, 2018